UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14f-1

                              INFORMATION STATEMENT

                        Pursuant to Section 14(f) of the
                         Securities Exchange Act of 1934
                      and Rule 14f-1 under the Exchange Act


                              PRIME RESOURCE, INC.
             (Exact name of registrant as specified in its charter)


                            UTAH 333-88480 04-3648721
                      (State or other (Commission File (IRS
                        Employer jurisdiction of Number)
                               Identification No.)
                                of incorporation)


         1245 EAST BRICKYARD ROAD, SUITE 590, SALT LAKE CITY, UTAH 84106
                    (Address of Principal Executive Offices)


                                 (801) 433-2000
                    (Registrant's telephone number including
                                   area code)

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about March 6, 2007 to holders of record as of the date of this Information Statement of shares of common stock ("Common Stock") of Prime Resource, Inc. (the "Company," "we," "us," or "our"). On January 15, 2007, the Company entered into a merger agreement with Prime Acquisition, Inc., a subsidiary of the Company, ("Sub") and Broadband Maritime Inc., a private Delaware corporation, ("BBM") which was amended on February 13, 2007 (the "Merger Agreement"). Under the terms of the Merger Agreement, Broadband Maritime Inc. will merge with Sub (the "Merger") and will become a wholly-owned subsidiary of the Company. The Merger is scheduled to close on or about March 19, 2007 (the "Closing Date"). This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors of the Company in conjunction with the Merger Agreement.

As a result of the Merger, pursuant to the Merger Agreement, which was approved by our shareholders, the board of the Company will consist of three individuals who were members of BBM's board prior to the Merger and one member of the Company's board prior to the merger. The officers and management of the Company will be identical after the Merger to the officers and management of BBM prior to the Merger. The prior BBM shareholders will become the predominate shareholders of the Company.

The appointment of the new Board of Directors is subject to mailing this information under Section 14(f) of the Securities Exchange Act of 1934. This
Schedule 14f-1 will be mailed to the stockholders on or about March ___, 2007.

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATIONAL PURPOSES ONLY. WE ARE NOT SOLICITING YOUR PROXY OR CONSENT IN CONNECTION WITH THE ITEMS DESCRIBED HEREIN. NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT. THIS INFORMATION STATEMENT IS NOT AN OFFER TO PURCHASE YOUR SHARES.


                                VOTING SECURITIES

As of the date of this Information Statement, our authorized capital stock consisted of 50,000,000 shares of Common Stock, of which, 1,454,090 shares are issued and outstanding, as of March 6, 2007. Each share of Common Stock entitles the holder of the share to one vote.


                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

We have set forth in the following table certain information regarding our Common Stock beneficially owned on the date of this Information Statement for each stockholder we know to be the beneficial owner of 5% or more of our outstanding Common Stock, (ii) each of our executive officers and directors, and
(iii) all executive officers and directors as a group. The second table sets forth the anticipated stock ownership of each person who is expected to become a director and/or executive officer of the Company, and each person who is expected to be a beneficial owner of 5% or more of the Company's Common Stock as of the Closing Date of the Merger. Except as otherwise indicated, each stockholder named in the table has sole voting and investment power with respect to the shares beneficially owned.

Title of Class           Name and Address                Amount and Nature            Percent of
                         Of Beneficial Owner*            of Beneficial Ownership        Class(1)
                         --------------------            -----------------------        -----
Common Stock             Terry Deru                         440,6322                    30%
                         Chairman of the Board &
                         President

Common Stock             Scott Deru                          447,406                     31%
                         Director & Vice President

Common Stock             Andrew Limpert                      321,495                     22%
                         Director & CFO

Common Stock                   All Directors and Executive 1,209,533                     83%
                              Officers as a Group (3 persons)

* The beneficial owner's address is the same as the Company's principal office.




Effective as of the Closing Date of the Merger:
--------
(1) These percentages were reduced pursuant to the asset divestment and reorganization of the Company in April 2006. 2 Mr. Terry Deru beneficially owns most of his shares as part of the Terry Deru Revocable Family Trust. This total also includes 10,000 shares held by his spouse.

Title of Class     Name and                Amount and                        Unexercised Stock        % of outstanding
                   Address of               Nature of           Percent          Rights or            Shares (assuming
                   Beneficial              Beneficial          Issued and         Warrants             all stock rights
                   Owner                    Ownership         Outstanding                                 vested and
                                                                Shares                                     exercised)
Common Stock        *Mary Ellen Kramer      184,691(1)           0.71%(1)       2,637,829.5(2)               3.64%
                        President,
                       CEO, Director

Common Stock          *Ira Greenstein           0                   0%          386,093.49(3)                2.73%
                      Chairman of the
                           Board

Common Stock        *Zevi Kramer, Chief     184,691(1)           0.71%(1)       2,637,829.5(2)               3.64%
                    Innovation Officer,
                         Director

Common Stock         *Jarle Pedersen,           0                   0%           11,090.21(4)                0.03%
                      Vice President
                        Operations

Common Stock         **Andrew Limpert,       321,495               1.2%              n/a                     0.75%
                         Director
Common Stock          AIGH Investment       3,253,685             12.56%          1,575,877                  11.35%
                       Partners, LLC
                       6006 Berkeley
                    Avenue, Baltimore,
                         MD 21204
Common Stock          Globis Capital        1,631,000              6.30%           789,047                   5.69%
                      Partners, L.P.
                     60 Broad St., New
                      York, NY 10004

* The beneficial owner's address is c/o Broadband Maritime Inc., 61 Broadway, Suite 1905, New York, NY 10006. **The beneficial owner's address is the same as the Company's principal office.
(1) Reflects 100% of the 184,691 shares of BBM Holdings, Inc. f/k/a Prime Resource, Inc. that will be held as joint tenants by Ms. Kramer and Mr. Kramer.
(2) Reflects warrants that will be held by Ms. Kramer and Mr. Kramer as joint tenants to purchase up to 92,435.5 shares of common stock of BBM Holdings, Inc. f/k/a Prime Resource, Inc. plus options to purchase up to 2,545,394 shares of common stock of BBM Holdings, Inc. f/k/a Prime Resource, Inc. pursuant to a Performance Option Agreement.
(3) Options to purchase up to 96,523.49 shares of BBM Holdings, Inc. f/k/a Prime Resource, Inc. currently exercisable and options to purchase up to 289,570 shares of BBM Holdings, Inc. f/k/a Prime Resource, Inc. that are not exercisable and will not be exercisable within 60 days of the date of this Information Statement.
(4) Options are not exercisable and will not be exercisable within 60 days of the date of this Information Statement.

                                LEGAL PROCEEDINGS

The Company is not a party to any material legal proceedings, and no such proceedings are known to be contemplated. No director, officer, or affiliate of the Company and no owner of record or beneficial owner of more than 5% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in pending litigation.

                                   MANAGEMENT

Executive Officers and Directors

We anticipate that on the Closing Date, Mr. Terry Deru and Mr. Scott Deru will resign as directors and as President and Vice President, respectively, of the Company. Pursuant to the Merger Agreement, the new directors of the Company will be Mary Ellen Kramer, Ira Greenstein, and Zevi Kramer. Andrew Limpert will remain a director. Ms. Mary Ellen Kramer will be the President and CEO of the Company, Mr. Zevi Kramer will be the Chief Innovation Officer of the Company, and Mr. Jarle Pedersen will be the Vice President of Operation.

The following table sets forth information regarding our directors and executive officers prior to the closing of the Merger Agreement:


NAME                          AGE       POSITION
----------                    ---       --------
Terry Deru                   52         President, Director
Scott Deru                   46         Vice President, Director
Andrew Limpert               37         CFO, Director

Biographical Information

TERRY M. DERU - PRESIDENT
Age: 52

Mr. Terry Deru is an officer/director of the Company. After April, 2006, the Company has functioned as an inactive public company searching for a potential merger or acquisition candidate. In this capacity, Mr. Deru no longer has provided active ongoing services to the Company. Mr. Deru served Belsen Getty, a Salt Lake City, Utah based financial advisory and retirement planning firm, as an officer/director when operating as a predecessor corporation. Mr. Deru is a Certified Financial Planner and a Registered Financial Consultant. Mr. Deru also acted as a part-time CEO for Kinship Systems, Inc., a small public company which is not presently active. Kinship abandoned its original marketing efforts of attempting to sell licensed accident reconstruction software in early 2002 and has subsequently acquired a resort management company as its wholly owned operating subsidiary. Mr. Deru resigned as an officer and director pursuant to this reorganization on November 14, 2002, and he is no longer affiliated with that company. The company continues under a new name of Caribbean Club Group, Inc. (CCI). Mr. Deru obtained a B.A. degree from the University of Utah in Salt Lake City, Utah, in finance in 1977 and an M.B.A. degree from that institution in 1979.

MR. SCOTT DERU - DIRECTOR, VICE-PRESIDENT OPERATIONS Age: 46

Mr. Scott Deru has been employed full-time since 1982 as a principal officer of Fringe Benefit Analysts, LLC. Since 1998 he has been the manager and principal officer of Fringe Benefit, one of the former subsidiary operating companies of the Company. In that capacity, he was primarily engaged in creating and selling life, health and other insurance products for business clients of the Company. In addition to his full-time services to Fringe Benefit Analysts, he worked as a director of insurance for Care of Utah, Inc., developing insurance programs, primarily for the health care industry from October, 1994 to July, 2000. Mr. Deru is a 1984 graduate of the University of Utah with a B.S. degree in finance from that institution. He is also a Registered Health Underwriter and a Registered Employee Benefit Consultant. He presently is also a licensed insurance consultant and agent within the state of Utah, and by reciprocity in other western states.

MR. ANDREW W. LIMPERT - CHIEF FINANCIAL OFFICER Age : 37

Mr. Limpert has been a financial and retirement planner associated with the Salt Lake based firm of Belsen Getty, LLC since 1998. He is licensed as a Registered Investment Advisor Representative, but he is not a Certified Financial Planner. As a licensed Investment Advisor, Mr. Limpert has completed licensing requirements and testing prescribed by the State of Utah. Mr. Limpert plans to continue his full-time employment with Belsen Getty. Since April, 2006, Mr. Limpert has primarily been engaged in attempting to maintain the Company and attempting to find reorganization candidates. Prior to the foregoing positions, he worked with Prosource Software of Park City, Utah as a software sales agent from 1993 to 1998. Mr. Limpert is assisting Prime on a limited as needed basis. In 1998 Mr. Limpert served briefly as an interim outside director in a small public company, then known as Mt. Olympus Resources, Inc. Mr. Limpert resigned as part of a reorganization of Olympus in November, 1998. Mr. Limpert was also affiliated, on a part-time as-needed basis, with a small presently inactive company known as Kinship Systems, Inc. as a director and its treasurer/secretary and CFO/accounting officer. Due to Kinship's change of control he is no longer affiliated with that firm. Mr. Limpert was appointed to these positions in February, 2000 as part of the initial organization. Kinship acquired a new operating subsidiary and Mr. Limpert resigned as an officer and director effective November 14, 2002. He has no continuing affiliation with Kinship/CCI. Mr. Limpert also acts as a business and financial consultant to various small public and private companies. Mr. Limpert holds a B.S. degree in finance from the University of Utah in Salt Lake City, Utah in 1995 and an M.B.A. from Westminster College of Salt Lake City, Utah in 1998.


The following table sets forth the names and ages of each of the persons who will be members of the Board of Directors and Officers of the Company following the Closing Date pursuant to Section 14f of the Securities Exchange Act of 1934:


NAME                             AGE       POSITION
---------------------            ---       --------
Mary Ellen Kramer               49         President, CEO, Director
Ira Greenstein                  46         Chairman of the Board of Directors
Zevi Kramer                     50         Chief Innovation Officer, Director
Andrew Limpert                  37         Director
Jarle Pedersen                  45         Vice President Operations

Biographical Information

MS. MARY ELLEN KRAMER - MEMBER OF THE BOARD OF DIRECTORS, PRESIDENT AND CEO Age : 49

Ms. Kramer began her career in the financial world by becoming Vice President of Management Information Systems and Telecommunications for Central National Bank and Meadowlands National Bank from 1980 to 1985. In these positions she was responsible for all data and item processing and telecommunications for 2 banks with a total of 11 branches. She has also managed telecommunications services for building tenants at 900 Third Avenue, NY, NY, which the bank owned.

Subsequently, from 1985 to 1994 she became a financial systems consultant serving many banking and financial clients such as Bank of China, Broadway National Bank, Bank of New England, the FDIC, The Bedford House Companies and Beacon Hill Services Corporation. In these capacities she developed and implemented private banking systems, multi-currency financial reporting systems, precious metals and foreign exchange trading packages and the first automated IRS 4789 reporting system to be accepted by the Internal Revenue Service.

As founder and President of Itel Inc. from 1994 to 1997, Ms. Kramer established international callback network in 65 worldwide locations servicing 8000 customers such as Chrysler, Fiat, Pepsi, Sheraton Hotels, Ministry of Justice - Argentina, Globosat, Journal do Brazil. Ms. Kramer, as President of Allied Communication Holdings LLC, from 1997 to 1998 developed an all digital private network in Sao Paulo, Brazil.

As President of Americom Networks International, from 1998 to 1999, Ms. Kramer developed voice network into 5 cities in 4 countries - Argentina, Israel, The Philippines and Thailand.

Ms. Kramer, as the current President and founder of Broadband Maritime Inc. from 1999 to the present, has also acted as its sales manager, negotiating agreements with vendors and customers and has been responsible for operations.

Ms. Kramer received a B.S. in Management and Computer Science from New York University.

MR. ZEVI KRAMER - MEMBER OF THE BOARD OF DIRECTORS, CHIEF INNOVATION OFFICER Age : 50

Mr. Kramer is the husband of Mary Ellen Kramer, the President. From 1980 to 1985 Mr. Kramer began his career designing Communication and Navigation Systems for the Israeli Air Force. Projects include the development of a radar direction finding systems for guided bomb units, an electronic navigation system for guided bomb units, and a high security airborne data and video communication link. Mr. Kramer managed a technical staff of 15.

Mr. Kramer became project manager at ECI Telecom from 1985 to 1988 where he was involved in the development of the automatic gear for the Israeli Tank Merkava.

From 1988 to 1993, Mr. Kramer was the retail manager of 11 electronic appliance stores. Subsequently, from 1993 to 1994, Mr. Kramer served as the President of Sky Telecom, Ltd, an international callback company handling its systems, operations and marketing.

Subsequently, from 1994 to 1997, Mr. Kramer served as President of Electroflow, a leading Israeli power quality consulting firm. His duties included designing and implementing power solutions for industrial plants and offices in highly computerized environments.

From 1998 to 1999 he served as Director of Network Development for Americom Networks International, which headed the deployment of both satellite and fiber voice networks between New York and the Far East, Middle East and South America. During his tenure, he established foreign partnerships in network node countries and he developed joint ventures with several vendors to produce unique and innovative network solutions for Americom Networks.

Mr. Kramer has been associated with Broadband Maritime Inc. from 1999 to the present in developing both business models and network designs required for Broadband Maritime Inc.'s specific market applications in developing countries and the maritime industry.

Mr. Kramer received his B.S. in Electronic Engineering from Tel Aviv University.

MR. IRA GREENSTEIN - CHAIRMAN OF THE BOARD OF DIRECTORS Age : 46

Ira A. Greenstein is President of IDT Corporation. Prior to joining IDT in 2000, Mr. Greenstein was a partner in the law firm of Morrison & Foerster LLP, where he served as the Chairman of the firm's New York office's Business Department. Concurrently, Mr. Greenstein served as General Counsel and Secretary of Net2Phone, Inc.

Prior to joining Morrison & Foerster, Mr. Greenstein was an associate in the New York and Toronto offices of Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Greenstein served on the Securities Advisory Committee and as secondment counsel to the Ontario Securities Commission.

Mr. Greenstein serves on the Board of Document Security Systems, Inc. (AMEX:DMC), is a Director of Zedge, Inc. and is on the Board of Advisors of the Columbia Law School Center on Corporate Governance. Mr. Greenstein received a B.S. from Cornell University and a J.D. from Columbia University Law School. Mr. Greenstein has just recently become associated with Broadband Maritime Inc.

MR. ANDREW W. LIMPERT - MEMBER OF THE BOARD OF DIRECTORS Age : 37 (see above).

MR. JARLE PEDERSEN - VICE PRESIDENT OPERATIONS Age : 45

Jarle Pedersen has more than 20 years experience in the Information Technology and Financial Services industries. He has a broad strategic, financial, operational and international leadership background. Mr. Pedersen has comprehensive experience in fiance, accounting, reporting and treasury functions as Chief Financial Officer for companies and international business units. He also has strategy and corporate development experience, including start-ups, turnarounds and M&A activity. He has operational and administrative management experience as Country General Manager of a business unit of StorageTek and Chief Executive Officer of an e-business software company.

Mr. Pedersen was previously Chief Financial Officer of Hudson Systems. Prior to this, he served as Chief Financial Officer of Contopronto - a Pan- European mobile payments provider. From 1990 to 2000, Mr. Pedersen was a key member of the Norwegian senior management team of Computer Associates, heading finance and operations during the 10-year-period when the company experienced annual revenue growth from $5M to $100M.

Mr. Pedersen holds a Bachelor of Commerce degree from Dalhousie University, Canada and a Masters in Business Studies from Canterbury Business School. He is a former member of the Supervisory Board of DnBNor Kort, the credit card subsidiary of the largest financial services group in Norway. Mr. Pedersen has recently affiliated with Broadband Maritime Inc.

Employment Agreements

We do not have employment agreements with any officers as of the date hereof. We may enter into such agreements in the future.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The three principal holders of the Company's shares, Mr. Terry Deru, Mr. Scott Deru and Mr. Andrew Limpert, collectively hold 1,209,533 shares of the 1,454,090 shares outstanding, or approximately 83% of the issued and outstanding shares of the Company. As a result, they are in a position to determine the Company's direction and to approve various transactions by their majority position without requiring the support of the remaining shareholders. Because these three individuals also constitute the Board of Directors of the Company, there does not exist an independent relationship between the majority shareholders and the Board as may exist in some public companies.

Except with respect to the Merger Agreement described above, none of the Company's directors or officers, nor any proposed Company director or officer, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company's outstanding Common Stock, nor any of the Company's promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the beginning of the Company's last fiscal year which, in either case, has affected, or will materially affect the Company. Neither the Company's directors or officers are, nor are the proposed Company directors or officers, indebted to the Company.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires that our directors, executive officers and persons who own more than 10% of our outstanding common stock file initial reports of ownership and reports of changes in ownership in the common stock with the SEC. Officers, directors and stockholders who own more than 10% of the outstanding common stock of the Company are required by the SEC to furnish us with copies of all Section 16(a) reports they file. None of the Company's current officers, directors and 10% stockholders have complied with any of the applicable Section 16(a) filing requirements.

Corporate Governance

We are not a reporting company pursuant to Section 12(g) of the '34 Act and are, therefore, not required to have an audit committee comprised of independent directors. Our entire Board functions as our audit committee. No member of our Board is considered "independent" pursuant to NASDAQ Rule 4200 a (15). The Board has determined that its members are able to read and understand fundamental financial statements and have substantial business experience that results in their financial sophistication. Accordingly, the Board believes that its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations of members of an audit committee.

The total number of meetings of the board of directors which were held during the last full fiscal year was one. All three current board members were in attendance at the prior year's annual meeting.

Additionally, our Board does not have a standing compensation or nominating committee. Because we do not have such committees, our full Board performs the functions of such committees. In considering director nominees, at a minimum, our Board will consider: (i) whether the director nominee provides the appropriate experience and expertise in light of the other members currently serving on the board and any other factors relating to the ability and willingness of a nominee to serve on the board, (ii) the number of other boards and committees on which the nominee serves, and (iii) the director nominee's business or other relationship, if any, with us, including whether the director nominee would be subject to a disqualifying factor in determining the nominee's "independence" as defined by the listing standards of the relevant securities exchanges.

Regarding the board of directors for the Company after the Merger, only Ira Greenstein will be considered an "independent director." The determination of independence of directors has been made using the definition of "independent director" contained in NASDAQ Rules.

Compensation Committee Interlocks and Insider Participation

The Company has no compensation committee. Therefore Terry Deru, Scott Deru, and Andrew Limpert, all officers and Directors of the Company, participated in deliberations of the Company's board of directors concerning executive officer compensation during the last completed fiscal year.

Stockholder Communication with the Board

Stockholders may send communications to our Board by writing to: 1245 EAST BRICKYARD ROAD, SUITE 590, SALT LAKE CITY, UTAH 84106 attention Board or any specified director. Any correspondence received at the foregoing address to the attention of one or more directors is promptly forwarded to such director or directors.

                             EXECUTIVE COMPENSATION

Executive Officer Compensation

The following tables set forth the compensation payable to our executive officers and directors of the Company for services in all capacities to the Company and its subsidiaries during the last three fiscal years.



EXECUTIVE OFFICERS AND DIRECTORS COMPENSATION

                               ANNUAL COMPENSATION

   Name & Principal    Fiscal    Salary ($)  Bonus ($)  Stock Awards    Option        Non-Equity      Nonqualified      All Other
       Position         Year                                 ($)      Awards ($)    Incentive Plan      Deferred      Compensation
                                                                                     Compensation     Compensation
                                                                                          ($)         Earnings ($)
Terry Deru, President,  2006   $240,000?(1)      0            0           0                0               0                0
       Chairman         2005   $190,908       $31,897         0           0                0               0             $48,000
                        2004   $191,741          0            0           0                0               0            $98,000*

   Scott Deru, Vice     2006   $240,000?(1)      0            0           0                0               0                0
  President, Director   2005   $192,000          0            0           0                0               0             $79,897
                        2004   $213,405       $22,000         0           0                0               0            $98,000*

 Andrew Limpert, CFO,   2006   $240,000?(1)      0            0           0                0               0                0
       Director         2005   $204,280          0            0           0                0               0                0
                        2004   $204,380          0            0           0                0               0                0

(1)After divestment of its operating business in April, 2006, the Company has functioned as an inactive public company. There have since been no salary payments. Mr. Limpert has been primarily engaged since such date in attempting to maintain the Company and attempt to find reorganization candidates.

* Per a previous royalty agreement for contributions of proprietary benefits products.

Current Management's Stock Rights and Options

There are no outstanding stock options, warrants, or other stock rights held by the existing management or directors of the Company or by any other person.

Compensation of Directors

Our directors do not receive any compensation for their services as directors.

Significant Employees

We have no employees who are not directors or executive officers.

Involvement in Certain Legal Proceedings

During the past five years, none of our current or proposed directors or officers have been:

     * a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

     * convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violation and other minor offenses);

     * subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; or

     * found by a court of competent jurisdiction (in civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Family Relationships

Current directors Mr. Terry Deru and Mr. Scott Deru are brothers. Mr. Zevi Kramer and Ms. Mary Ellen Kramer, future directors and President and Chief Innovation Officer of the Company respectively, are husband and wife.


                                   SIGNATURES
Pursuant to the requirements of the Exchange Act, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

                              PRIME RESOURCE, INC.
                                  (Registrant)

Date: March 8, 2007
                             By: /s/ Terry Deru
                             Terry Deru, Chairman of the Board/President